UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 31, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT III, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-2156701
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Acquisitions

RSE Carter Portfolio Controlled Subsidiary

On May 31, 2019, we directly acquired ownership of a “majority-owned subsidiary”, CMF RSE HOLDINGS, LLC (the “RSE Carter Portfolio Controlled Subsidiary”), in which we will have the right to receive an economic return, for a purchase price of $39,999,000, which is the initial stated value of our equity interest in the RSE Carter Portfolio Controlled Subsidiary (the “RSE Carter Portfolio Controlled Subsidiary Investment”). $9,999,750 of the total committed capital was funded on the date of closing. The RSE Carter Portfolio Controlled Subsidiary used the initial funding proceeds for the acquisition of 6 stabilized garden-style residential properties, which are presented in the table below (together, the “RSE Carter Portfolio Savannah Property”). The initial outlay of the RSE Carter Portfolio Controlled Subsidiary Investment was funded with proceeds from our Offering.

RSE Carter Portfolio Savannah Property
Asset Name	Address	Fundrise Income eREIT III, LLC Funding Used for Acquisition	Number of Units	Rentable Square Feet	Approximate Occupancy at Acquisition
Alhambra	2200 E Victory Dr, Savannah, GA 31404	$1,803,039	150	134,850	94.0%
Azure Cove	1326 US Highway 80 W, Garden City, GA 31408	$1,826,763	144	136,944	97.2%
Carriage House	125 Tibet Ave, Savannah, GA 31406	$1,720,005	144	141,264	94.4%
Kessler Point	901 Kessler Ct, Garden City, GA 31408	$1,423,452	120	112,920	92.5%
Ridgewood	12008 Middleground Rd, Savannah, GA 31419	$1,696,280	144	142,272	95.1%
The Arbors	4035 Kessler Ave, Garden City, GA 31408	$1,530,211	108	123,444	95.3%
Totals		$9,999,750	810	791,694

The RSE Carter Portfolio Controlled Subsidiary plans to use the remaining $29,999,250 of committed capital for the acquisition of 5 stabilized garden-style residential properties totaling 1,156 units and approximately 1,288,000 rentable square feet located at 3990 Riverside Park Blvd, Macon, GA 31210; 101 Heritage Dr, Canton, GA 30114; 1035 Alexander Dr, Augusta, GA 30909; 1900 Wesleyan Dr, Macon, GA 31210; and 1800 Wesleyan Dr, Macon, GA 31210 (together, the “RSE Carter Portfolio Additional Property”). We expect to fund future outlays of the RSE Carter Portfolio Controlled Subsidiary Investment with proceeds from our Offering.

The RSE Carter Portfolio Controlled Subsidiary is managed by Carter Multifamily (“CMF”). CMF is an apartment owner and operator with over 2,000 units across the southern United States. CMF manages a real estate portfolio valued in excess of $100 million.

Pursuant to the agreements governing the RSE Carter Portfolio Controlled Subsidiary Investment (the “RSE Carter Portfolio Operative Agreements”), our consent is required for all major decisions regarding the RSE Carter Portfolio Savannah Property and RSE Carter Portfolio Additional Property. In addition, pursuant to the RSE Carter Portfolio Operative Agreements, we are entitled to receive an economic return of 12.0% on $30,499,238 of the RSE Carter Portfolio Controlled Subsidiary Investment and 4.0% for year 1 and 12.0% thereafter on the remaining $9,499,762 of the RSE Carter Portfolio Controlled Subsidiary Investment, which is expected to be achieved upon sale or refinancing of the RSE Carter Portfolio Property. The RSE Carter Portfolio Controlled Subsidiary Investment is expected to be redeemed within five years. While the RSE Carter Portfolio Controlled Subsidiary Investment is outstanding, we are entitled to receive current payments on a monthly basis, which is expected to be paid from operating cash flows, as available. We are entitled to receive our pro rata share of operating cash flows based on our percentage ownership of the RSE Carter Portfolio Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of 2.00% of the RSE Carter Portfolio Controlled Subsidiary Investment.

The RSE Carter Portfolio Savannah Property was acquired for an aggregate purchase price of approximately $84,300,000, and the RSE Carter Portfolio Additional Property is expected to be acquired for an aggregate purchase price of approximately $118,200,000. It is anticipated that the RSE Carter Portfolio Controlled Subsidiary will invest approximately $21,000,000 across all properties in hard cost renovations, which is expected to include unit renovations and enhancements to the amenity spaces, bringing the total combined project cost for the RSE Carter Portfolio Savannah Property and RSE Carter Portfolio Additional Property to $223,500,000.  Detailed financial data for the RSE Carter Portfolio Savannah Property is presented in the table below.

RSE Carter Portfolio Savannah Property
A	B	C	D	E	F	G
				= B + C + D		= E + F
Asset Name	Fundrise Income eREIT III, LLC Funding Used for Acquisition	Freddie Mac Senior Loan	Sponsor Equity	Total Purchase Price	Approximate Hard Cost Renovation Budget	Approximate Total Project Cost
Alhambra	$1,803,039	$12,733,000	$663,961	$15,200,000	$1,967,525	$17,167,625
Azure Cove	$1,826,763	$12,514,000	$1,059,237	$15,400,000	$1,492,560	$16,892,560
Carriage House	$1,720,005	$12,075,000	$704,995	$14,500,000	$1,600,800	$16,100,800
Kessler Point	$1,423,452	$10,183,000	$393,548	$12,000,000	$1,476,750	$13,476,750
Ridgewood	$1,696,280	$11,747,000	$856,720	$14,300,000	$1,512,600	$15,812,600
The Arbors	$1,530,211	$10,810,000	$559,789	$12,900,000	$1,413,000	$14,313,000
Totals	$9,999,750	$70,062,000	$4,238,250	$84,300,000	$9,463,335	$93,763,335

At acquisition, CMF secured financing of approximately $152,797,000 through 11 senior secured loans, of which 6 new loans were secured from Freddie Mac ($70,062,000) and 5 are to be assumed from Fannie Mae ($82,735,000) (collectively, the “RSE Carter Portfolio Senior Loan”). The Freddie Mac loans feature a 3-year term and 3 years interest-only at a rate of LIBOR plus 2.28%. The Fannie Mae loans feature the following terms: approximately 10 years remaining term, 3 years interest-only remaining, 4.57% fixed rate; approximately 6 years remaining term, no interest-only remaining, 4.56% fixed rate; approximately 6 years remaining term, no interest-only remaining, 4.70% fixed rate; approximately 8 years remaining term, 1 years interest-only remaining, 4.30% fixed rate; and approximately 6 years remaining term, no interest-only remaining, 4.94% fixed rate. Aggregate with the RSE Carter Portfolio Senior Loan, the RSE Carter Portfolio Controlled Subsidiary Investment features a LTV of approximately 95.2% once fully funded and a LTC of approximately 86.3% once fully funded. The combined LTV ratio is the amount of the RSE Carter Portfolio Senior Loan plus the amount of the RSE Carter Portfolio Controlled Subsidiary Investment, divided by the purchase price of the RSE Carter Portfolio Property. LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV to define leverage for properties that are generating cash flow. LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved.

The RSE Carter Portfolio Savannah Property and RSE Carter Portfolio Additional Property are garden-style, stick build constructions built at various times between 1969 and 2012. A value-add program is expected to be undertaken, focusing largely on improving the marketability of the assets via interior renovations and common area improvements. Unit upgrades are expected to include black appliances, microwaves over ranges, washer and dryers, drop-in sinks, tile backsplashes, undermount lights, laminate and solid surface countertops. In addition to the renovation work to be done at the assets, CMF also expects to bring property management functions in-house.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated December 21, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov.  Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT III, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:     June 6, 2019